RMS



17018475

SEC
Mail Processing
Section

AUG 29 2017

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rossoff & Co, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Ave, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mack Rossoff (212) 207-4306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

142 Lowell Road, Unit 17 #219	Hudson	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Mack Rossoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rossoff & Co, LLC, as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

DARIO ANTHONY CHINIGO
Notary Public, State of New York
No. 02CH6242575
Qualified in New York County
Commission Expires June 6, 20 19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Rossoff & Co, LLC

We have audited the accompanying financial statements of Rossoff & Co, LLC (a Delaware limited liability company), which comprise the statement of financial condition as of June 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Rossoff & Co, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rossoff & Co, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Rossoff & Co, LLC's financial statements. The supplemental information is the responsibility of Rossoff & Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

August 15, 2017

ROSSOFF CO, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS

Cash	$ 248,669
Receivables from customers	536
Prepaid expenses	102
Security Deposits	5,100
Office equipment at cost, less accumulated depreciation of $2,763	-
Total assets	$ 254,407

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 28,962
Total liabilities	28,962
Member's equity	225,445
Total liabilities and member's equity	$ 254,407

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JUNE 30, 2017

Revenues:	
Consulting income	$ 1,485,287
Total Revenue	1,485,287
Expenses:	
Professional fees	134,926
Employee compensation and benefits	177,024
Occupancy costs	65,100
Other operating expenses	119,509
Total expenses	496,559
Net income (loss)	$ 988,728

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2017

Member's equity at beginning of year	$ 236,717
Net income	988,728
Member's distributions	(1,000,000)
Member's equity at end of year	$ 225,445

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2017

Cash flows from operating activities:		
Net income		$ 988,728
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 648	
Decrease in receivable from customers	7,834	
Increase in accounts payable and accrued expenses	6,862	
Total adjustments		15,344
Net cash provided by operating activities		1,004,072
Cash flows from investing activities:		
Purchase of fixed assets	(200)	
Increase in security deposits	(600)	
Net cash (used) by investing activities		(800)
Cash flows from financing activities:		
Distributions to Members		(1,000,000)
Net cash (used) by financing activities		(1,000,000)
Net increase in cash		3,272
Cash at beginning of year		245,397
Cash at end of year		$ 248,669

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ROSSOFF & CO, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on June 24, 2008 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The company provides private placement and investment banking services from its office in New York, NY. As a limited liability company the member's liability is limited to his investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2016, depreciation expense was $648.

Other Assets

Other assets for the year ending June 30, 2017 also include $5,100 of security deposits for the new lease at 750 Lexington Avenue, 23rd Floor, NY 10022

Management's Review for Subsequent Events

Management had evaluated subsequent events through August 15, 2017, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $219,707 at June 30, 2017, which exceeded required net capital of $5,000 by $214,707. The ratio of aggregate indebtedness to net capital at June 30, 2017 was 13.18%.

NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under the FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's owner files his income tax returns in the U.S in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2013. The years 2013 to 2016 remain subject to examination by taxing authorities.

NOTE 4 CONCENTRATION RISKS

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Commission revenues earned from the largest customer of the Company accounted for 60% of commissions revenue during the year ending June 30, 2017.

NOTE 5 EMPLOYEE BENEFIT PLAN

The Company initiated a retirement savings plan 401(k) plan in fiscal year 2017, in which substantially all employees may participate. At the Company's discretion it may match employees' contributions based on a percentage of salary contributed by participants. As of June 30, 2017, the Company has decided not to make a matching contribution.

ROSSOFF CO, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2017

Total ownership equity from statement of financial condition	$	225,445
Total nonallowable assets from statement of financial condition		5,738
Net capital before haircuts on securities positions		219,707
Haircuts on securities		-
Net capital		219,707
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	28,962
Total aggregate indebtedness	$	28,962
Percentage of aggregate indebtedness to net capital		13.18%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	1,931
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	214,707
Excess net capital at 120%	$	213,707

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of June 30, 2017.

SCHEDULE II

ROSSOFF CO., LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2016

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ROSSOFF CO., LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2016

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ROSSOFF CO., LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2016

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rossoff & Co, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rossoff & Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rossoff & Co, LLC stated that Rossoff & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rossoff & Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rossoff & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 15, 2017

ROSSOFF
& CO.

750 Lexington Avenue, 23rd Floor | New York, NY 10022
{ t } 212-207-4306 { f } 212-202-5458

August 15, 2017

RE: EXEMPTION REPORT YEAR ENDED JUNE 30, 2017

Rossoff Co., LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.l 7a-5 and the exemption provisions in l 7 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240. l 5c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).

2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended June 30, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240. l 5c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

ROSSOFF CO. LLC



Mack Rossoff

Managing Member

ROSSOFF & CO, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2017

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Rossoff & Co, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rossoff & Co, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rossoff & Co, LLC (the "Company") for the year ended June 30, 2017, solely to assist you and SIPC in evaluating Rossoff & Co, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in January and July 2017, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2017noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
August 15, 2017

ROSSOFF & CO, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2017

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$3,267**
Less Payments Made:		
Date Paid	**Amount**	
1-12-2017	**$ 2,599**	
		(2,599)
Interest on late payment(s)		**—**
Total Assessment Balance or Overpayment		**$ 668**
Payment made with Form SIPC 7B		**$ 668**

ROSSOFF & CO, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2017

	7/1/16 to 12/31/16	**1/1/17 to 6/30/17**	**For Both Periods**
Total Revenue:	$ 1,039,737	$ 445,550	$ 1,485,287
Additions:			
Various	-	-	-
Total Additions	-	-	-
Deductions:			
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	-	-	-
Revenues from commodity transactions	-	-	-
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	-	-	-
Net gain from securities in investment accounts	-	-	-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commerical paper that mature in nine months or less from issuance date	-	-	-
Direct expenses of printing, advertising and legal fee:	-	-	-
Other	-	-	-
Total Deductions	-	-	-
SIPC NET OPERATING REVENUES	$ 1,039,737	$ 445,550	$ 1,485,287
GENERAL ASSESSMENT	$ 2,599	$ 668	$ 3,268
	@ .0025	@ .0015	

See Accountant's Report